Exhibit 99.4

Consent of Independent Auditor

We hereby consent to the inclusion on this Annual Report on Form 40-F for the year ended December 31, 2015 and the incorporation by reference in the registration statement on Form F-10 of Aurinia Pharmaceuticals Inc. of our report dated March 18, 2016, relating to the consolidated financial statements, which appears in the Annual Report.

We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Edmonton, Alberta
March 18, 2016

PricewaterhouseCoopers LLP
TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5
T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.